NewsRelease TC Energy to issue 2023 third quarter results on Nov. 8 CALGARY, Alberta – Oct. 18, 2023 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) will hold a teleconference and webcast on Wednesday, Nov. 8, 2023, to discuss its third quarter financial results, which will be released pre-market. François Poirier, TC Energy President and Chief Executive Officer, Joel Hunter, Executive Vice-President and Chief Financial Officer and other members of the executive leadership team will discuss the financial results and Company developments at 6:30 a.m. MST / 8:30 a.m. EST. Members of the investment community and other interested parties are invited to participate by calling 1-800-319-4610. No passcode is required. Please dial in 15 minutes prior to the start of the call. Alternatively, participants may pre-register for the call here. Upon registering, you will receive a calendar booking by email with dial in details and a unique PIN. This process will bypass the operator and avoid the queue. Registration will remain open until the end of the conference call. A live webcast of the teleconference will be available on TC Energy’s website at TC Energy — Events and presentations or via the following URL: https://www.gowebcasting.com/12930. The webcast will be available for replay following the meeting. A replay of the teleconference will be available two hours after the conclusion of the call until midnight EST on Nov. 15, 2023. Please call 1-855-669-9658 and enter passcode 0502. About TC Energy We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too. Along the way, we invest in communities and partner with our neighbours, customers and governments to build the energy system of the future. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and Exhibit 99.1 uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522